Exhibit 99.6

FINAL – FOR RELEASE

Emera Reports Q2 2011 Earnings

HALIFAX, Nova Scotia, August 5, 2011 (EMA-TSX): Emera Inc.’s consolidated net earnings were $29.9 million in Q2 2011, compared to $48.5 million in Q2 2010. The 2010 comparative amount includes a $22.5 million non-taxable accounting gain on an acquisition. Absent this amount, Q2 2010 net earnings were $26.0 million. Reported earnings per share were $0.24 in Q2 2011 and $0.43 in Q2 2010 ($0.23 in Q2 2010 excluding the aforementioned accounting gain).

“We are pleased with our results so far for 2011, and the progress we are making with our recent transactions”, said Chris Huskilson, President and CEO of Emera Inc. “We are on track to close our investment in First Wind by the end of the year. We’re bringing our skills to bear on our Caribbean investments, focusing on integrating Barbados and making substantial operating improvements in Grand Bahama. And the new team at Emera Newfoundland and Labrador is making progress on The Maritime Link, and expects to file the environmental assessment this fall.”

Nova Scotia Power Inc. contributed $16.7 million to consolidated net earnings in Q2 2011, compared to $15.5 million in Q2 2010. The increase was primarily due to increased electric margin as a result of load growth and colder weather, and lower income taxes. Offsetting the increase are higher operating, maintenance and general expenses due primarily to higher pension, labour and plant maintenance costs.

Maine Utility Operations contributed $8.4 million to consolidated net earnings in Q2 2011 compared to $7.0 million for the same period in 2010. The increase was mainly due to increased returns from new transmission investments, and new earnings from Maine Public Service, which was acquired in December, 2010.

Caribbean Utility Operations contributed $3.4 million to consolidated net earnings in Q2 2011 compared to $24.5 million in Q2 2010. As noted above, the 2010 comparative amount includes a $22.5 million non-taxable accounting gain on acquisition. Absent this amount, the Q2 2010 contribution from Caribbean operations was $2.0 million.

Pipelines contributed $7.2 million to consolidated net earnings in Q2 2011 compared to $4.5 million in Q2 2010. The increase was primarily due to changes in the mark-to-market on currency hedges year-over-year.

Forward Looking Information

This news release contains forward looking information. Actual future results may differ materially. Additional information related to Emera, including the company’s Annual Information Form, can be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Teleconference Call

The company will be hosting a teleconference at 4:00 pm Atlantic time today (3:00 pm Toronto/Montreal/New York; 2:00 pm Winnipeg; 12:00 pm Vancouver) to discuss the Q2 2011 financial results.

Analysts and other interested parties wanting to participate in the call should dial 1-866-225-0198 (in Toronto 416-340-8061) at least 10 minutes prior to the start of the call. No pass code is required. The teleconference will be recorded. If you are unable to join the teleconference live, you can dial for playback toll-free at 1-800-408-3053 (in Toronto 905-694-9451), access code 7847722# (available until midnight, Friday, August 19, 2011). The teleconference will also be web cast live at emera.com and available for playback for one year.

About Emera

Emera Inc. is an energy and services company with $6.6 billion in assets and 2010 revenues of $1.6 billion. The company invests in electricity generation, transmission and distribution, as well as gas transmission and utility energy services. Emera’s strategy is focused on the transformation of the electricity industry to cleaner generation and the delivery of that clean energy to market. Emera operates throughout northeastern North America, in three Caribbean countries and in California. More than 80% of the company’s earnings come from regulated investments. Emera common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA and EMA.PR.A. Additional information can be accessed at www.emera.com, www.sedar.com, or on www.sec.gov.

For more information, please contact:

Jill MacDonald, CA

Manager, Investor Relations

(902) 428-6486